UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

U.S. NeuroSurgical Holdings, Inc.

(Name of Issuer)

Common Stock, $0.01 per share par value

(Title of Class of Securities)

 90336K101
(CUSIP Number)

Dr. Prasad Jeereddi
840 Towne Center Drive
Pomona, CA 91767

909-908-0768

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 27, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be fill out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 90336K101
1	NAMES OF REPORTING PERSONS
Prasad Anjaneya Jeereddi

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,276,983

	8	SHARED VOTING POWER
222,114

	9	SOLE DISPOSITIVE POWER
1,276,983

	10	SHARED DISPOSITIVE POWER
222,114

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,499,097

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
16.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

Item 1.	Security and Issuer.

This Schedule 13D (this “Schedule 13D”) relates to the shares of common stock, par value $0.01 per share (the “Common Stock”) of U.S. NeuroSurgical Holdings Inc., a Delaware corporation (the “Company”). The Company’s principal executive office is located at 2400 Research Blvd, Suite 325, Rockville, MD.

Item 2.	Identity and Background.

(a)	This Schedule 13D is being filed by and on behalf of Jeereddi Prasad (the “Reporting Person”).

(b)	The principal business address of the principal business office of the Reporting Person is: 840 Towne Center Drive, Pomona, CA 91767

(c)	The principal occupation of the Reporting Person is physician and health care services administration, and he currently serves as President of Chaparral Medical Group Inc.

(d)	During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities law, or finding any violations with respect to such laws.

(f)	The Reporting Person is a citizen of the United States.

Item 3.	Source or Amount of Funds or Other Consideration.

The consideration for the securities acquired and disclosed hereunder was in connection with a share exchange.  See disclosure in Item 4 below.

Item 4.	Purpose of Transaction.

Pursuant to the Share Exchange Agreement dated October 1, 2021 (the “Elite Share Exchange Agreement”) between U.S. NeuroSurgical Inc. (“USN”), a majority-owned operating company of the Company, and Elite Health Plan, Inc. (“Elite Health”) and its former shareholders (the “Holders”), USN obtained all of the outstanding shares of capital stock of Elite Health in exchange for the issuance to the Holders of 300 shares of common stock of USN, representing 15% of the capital stock of USN after the transaction.  Consistent with the Company’s obligations under the Elite Share Exchange Agreement, the Company entered into a Share Exchange Agreement dated November 27, 2023 with the Holders (the “USN Share Exchange Agreement”) to issue 1,392,739 shares of the Company’s Common Stock, which will constitute 15% of the outstanding Common Stock of the Company, in exchange for the 300 shares of USN common stock currently held by the Holders (the “Company Exchange”).  In connection with the USN Share Exchange Agreement, the Reporting Person was issued 1,114,191 shares of the Company’s Common Stock, constituting 12% of the shares outstanding after such issuance. As a result of the transaction contemplated under the USN Share Exchange Agreement, there are outstanding as of November 27, 2023, 9,284,924 shares of the Company’s Common Stock.

Except as discussed in this Schedule 13D, the Reporting Person does not have any plans or proposals with respect to the Company which relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

The Reporting Person reserves the right to formulate plans and/or make proposals, and take such actions with respect to his investment in the Company, including, subject to applicable law, (i) to hold his Common Stock as a passive investor or as an active investor, (ii) to acquire beneficial ownership of additional Common Stock in the open market, in privately negotiated transactions or otherwise, (iii) to dispose of all or part of his holdings of Common Stock, (iv) to take other actions which could involve one or more of the types of transactions or have one or more of the results described in Item 4 of Schedule 13D, or (v) to change his intention with respect to any or all of the matters referred to in Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

The following beneficial ownership percentages are based on a total of approximately 9,284,924 shares of Common Stock outstanding as of November 27, 2023 (as reported in the Company’s Form 8-K filed with the U.S. Securities and Exchange Commission on November 28, 2023).

(a)	The Reporting Person may be deemed to beneficially own 1,499,097 shares of Common Stock, representing approximately 16.1% of the outstanding shares of Company’s Common Stock.

(b)
The Reporting Person has the sole power to vote or direct the vote or to dispose or to direct the disposition of 1,276,983 of the shares of Common Stock referred to in Item 5(a).  The Reporting Person is the managing member and major equity owner of Haven Hospital LLC (and may be deemed to control the voting and disposition of shares held by such entity) which owns 222,114 shares, constituting the balance of the shares of Common Stock included in Item 5(a).

(c)	Schedule I attached hereto sets forth the transactions in the Common Stock effected by the Reporting Person during the past 60 days.

(d)
To the knowledge of the Reporting Person, no one other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock reported herein as beneficially owned by the Reporting Person.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information in Items 3 and 4 of this Schedule 13D is incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibit

The Share Exchange Agreement dated November 27, 2023 between the Company and certain shareholders of USN, including the Reporting Person, and referred to in Item 4 of this Schedule 13D is incorporated herein by reference to Exhibit 2.1 to the Company’s Form 8-K Current Report as filed November 28, 2023).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 5, 2023

/s/ Jeereddi Prasad
Jeereddi Prasad

SCHEDULE I

The following table lists all transactions completed by the Reporting Person in the Common Stock since September 27, 2023, which were all completed through open market purchases.

Date	Shares Purchased	Shares Sold	Price Per Share ($)	Sole or Shared Voting and Disposition Power
10/11/2023	700		0.22	Sole
10/11/2023	5,000		0.22	Sole
10/13/2023	5,000		0.23	Sole
10/16/2023	2,500		0.23	Sole
10/27/23	10,000		0.259	Shared (Haven Hospital LLC)
11/8/2023	1,000		0.549	Sole
11/8/2023	2,592		0.54	Sole
11/21/23		49,400	0.50	Shared (Haven Hospital LLC)
11/21/23		50,000	0.50	Shared (Haven Hospital LLC)
11/21/23	50,000		0.50	Sole
11/21/23	50,000		0.50	Sole
11/27/2023	1,114,191		N/A	Sole (USN Share Exchange Agreement– See Item 4)